EXHIBIT 99.1

Auryn Resources Announces Voting Results of 2018 Annual General Meeting

VANCOUVER, British Columbia, June 08, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE AMERICAN:AUG) (“Auryn” or the “Company”) in accordance with Toronto Stock Exchange requirements, is pleased to announce the voting results for election of its Board of Directors at the Annual General Meeting (the “Meeting”) of Shareholders held on June 7, 2018 in Vancouver, British Columbia. The director nominees as listed in the Company’s Information Circular dated April 26, 2018 and SEDAR filed May 2, 2018 were elected as directors of the Company at the meeting to serve until the next annual general meeting.

Ivan Bebek, Executive Chairman, stated, “We wish to thank our shareholders for their continued support. Although not representative in our recent share price performance, the Company is in the best position it has been in for a major discovery at Committee Bay where drilling is anticipated to begin July of 2018. Additionally, the initial surface work and field investigations at the Company’s Sombrero district in Peru have been impressive where large-scale gold and copper skarn & porphyry systems have been identified.”

Ivan Bebek further stated, “We are looking forward to a busy second half of 2018 with programs continuing across the portfolio. Results are pending from Committee Bay’s infill tills across eight targets in addition to the Aiviq discovery that will form the basis of the 2018 summer drill campaign.  Surface results from trenching and systematic rock sampling are expected from the Sombrero project within the coming weeks.”

A total of 32,951,016 of the Company’s common shares (“Common Shares”) were present or represented by proxy at the Meeting, representing 38.38% of the outstanding common shares. The voting results for the election of directors are as follows:

Name of Nominee	Votes For	Votes For (%)	Votes Withheld/Abstain	Votes Withheld/ Abstain (%)
Shawn Wallace	20,856,043	95.13%	1,068,096	4.87%
Ivan James Bebek	20,840,886	95.06%	1,083,253	4.94%
Gordon J. Fretwell	17,729,788	80.87%	4,194,351	19.13%
Steve Cook	20,856,482	95.13%	1,067,657	4.87%
Daniel T. McCoy	20,857,498	95.13%	1,066,641	4.87%
Antonio Arribas	21,780,942	99.35%	143,197	0.65%
Michael Kosowan	20,832,582	95.02%	1,091,557	4.98%

There were 11,026,877 non-votes recorded (but not voted) for each director. Non-votes are discretionary votes given to a broker by a US beneficial holder but such votes are not allowed under Canadian Securities Regulations.

Voting results have been reported on www.sedar.com

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Ivan Bebek”

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.